BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met on August 2, 2004, at 2.30 p.m., at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, for the purpose of: a) analyzing the financial statements for the second quarter of 2004, following the favorable opinion given by the Fiscal Council, pursuant to article 163, VI, of Law 6.404/76; b) ratifying the Findings of the Internal Controls Committee for the first half of 2004.

         Beginning the meeting's proceeding, the President Dr. Roberto Egydio Setubal spoke at length with respect to the financial statements for the second quarter finished on June 30, 2004.

         After analysis of the said documentation, the Councilors unanimously approved the financial statements for the second quarter of 2004, authorizing its disclosure, through their publication and release to the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) and the Stock Exchanges (Bolsas de Valores).

         The councilors subsequently ratified the Findings of the Itau Holding Internal Controls Committee regarding the report issued by the Internal Audit, on activities with respect to the first half of 2004 related to the Internal Controls System, authorizing its publication together with the financial statements of June 30, 2004.

         The following documents were subsequently distributed to the
Councilors: a) copy of correspondence from PricewaterhouseCoopers - Auditores Independentes, as required by the professionals rules of the United States of America and the rules issued by the Independence Standards Board (ISB) Standard N(0)1, Communications with Audit Committees, relating to the independence of this auditing firm as concerns Banco Itau Holding Financeira S.A.; b) a file containing the comments of PricewaterhouseCoopers - Auditores Independentes on their audit of the financial statements of December 31, 2003, in US GAAP.

         There being no others items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2, 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Fernao Carlos Botelho Bracher, Jose Vilarassau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Councilors.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company



                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met on August 2, 2004, at 3.00 p.m., at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, with the purpose of deciding on the distribution of interest on capital, complementary to interest paid on a monthly basis during the first semester of the current year and an integral part of the mandatory dividend for the 2004 financial year, pursuant to item 16.2 of the articles of association.

         Having examined the proposal, the councilours unanimously approved "ad referendum" of the General Shareholders' Meeting to declare complementary interest on capital of R$ 2.04 per thousand shares to be paid on August 23, 2004, less 15% income tax at source, resulting in net interest of R$ 1.734 per thousand shares, except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment, the basis for this payment will be the shareholding final position as of August 13, 2004.

         There being no others items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2, 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Fernao Carlos Botelho Bracher, Jose Vilarassau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Councilors.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company



                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met on August 2, 2004, at 3.30 p.m., at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, for the purpose of taking a decision regarding the open position on the International Advisory Council resulting from the acceptance on May 31, 2004 of the resignation of Counselor Isidro Faine Casas.

         After analyzing the issue and verifying compliance with the eligibility conditions stipulated in articles 146 and 147 of Law 6,404/76 and Conselho Monetario Nacional Resolution 3,041/02, the Counselors decided unanimously to accept the indication of shareholder Caixa Holding S.A. and elect to the position of International Advisory Counselor Dr. JULIO LAGE GONZALEZ, a Spanish citizen, married, engineer by profession, National (Spanish) Identity Document 34579066-S, resident in Madri - Spain, at Calle Nuria 17, for a term to coincide with the expiry of the term of all other Council members, that is until such time as the Counselors elected in the first meeting of the Administrative Council subsequent to the General Shareholders Meeting of 2005, assume office.

         Immediately thereafter, the President informed his colleagues that the newly elected Counselor will assume office as soon as the decisions taken at this meeting are ratified by the Central Bank of Brazil.

         There being no other items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2, 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Counselors.





                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         On August 2, 2004, at 4.00 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, for the purpose of approving the internal regulations of the Audit Committee, pursuant to Art. 5, 5.6, subsection XI, of the articles of association.

         Following discussion, a vote was held and the Counselors decided unanimously to approve the following regulations as proposed by the Audit
Committee:

                       "REGULATIONS OF THE AUDIT COMMITTEE

These regulations ("Regulations"), drawn up in accordance with best international practice, establish the rules for the functioning of the Audit Committee ("Committee") constituted by the Banco Itau Holding Financeira S.A. ("Itau Holding") Extraordinary General Meeting of April 28, 2004 for the Itau Financial Conglomerate, comprising Itau Holding and all its direct and indirect subsidiaries and affiliates ("Itau Financial Conglomerate").

                         I - Attributes and Composition

1. The Committee will have responsibility for all institutions of the Itau Financial Conglomerate authorized to function by the Central Bank of Brazil ("BACEN").

2. The Committee is responsible for supervising (i) the internal control and risk management systems of the Itau Financial Conglomerate; (ii) the internal audit activities of the Itau Financial Conglomerate; and (iii) the activities of the Itau Financial Conglomerate's external auditors.

3. The Committee reports to the Itau Holding Administrative Council ("Administrative Council") and will comprise a minimum of three and a maximum of five members, elected annually by the Administrative Council from among its members. One of the Committee members will be nominated by the President and another of the members will be a Financial Specialist.

     3.1. The functions of a Committee member may not be delegated.

     3.2. In the event that a position on the Committee become vacant, including for the reasons cited in 4.1 below, the Administrative Council will elect a successor within thirty days.

4. Committee members may be re-elected for four consecutive terms during a five year period, after which they may only be newly elected to the Committee after a minimum period of three years from the last permitted re-election.

     4.1. The Administrative Council will dismiss any Committee member whose independence is compromised by any actual or potential conflict of interests.

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2

5. Members will be elected to the Committee at the same meeting of the Administrative Council as elects the Itau Holding Board of Directors.

     5.1. Only members of the Administrative Council may be elected to the Committee.

     5.2. None of the Committee members can be or can have been over the past twelve months, (i) a director of Itau Holding or any of its associated entities; (ii) employed by Itau Holding or any of its associated entities; (iii) technically responsible for, or a director, manager, supervisor or exercising any other form of management responsibility in the audit group for Itau Holding or any of its associated entities;
          (iv) a member of the fiscal council of Itau Holding or any of its associated entities; (v) the controlling shareholder of Itau Holding or any of its associated entities or (vi) the individual owner, directly or indirectly, of more than 10% of the voting capital of Itau Holding or any of its associated entities.

          5.2.1. Spouses, direct or collateral relations or relations by marriage, to the second degree, of the persons referred to in sub-items (i), (iii), (v) and (vi) above will not be eligible for election to the Committee.

          5.2.2. Members of the Administrative Council for whom actual or potential conflicts of interest jeopardize their independence will not be eligible for election to the Committee.

6. No member of the Committee may receive, directly or indirectly, any form of remuneration from Itau Holding or its associated entities, except as regards his (her) functions as a Committee member.

7. In order to be designated Financial Specialist, a member of the Administrative Council must have: (i) knowledge of generally accepted accounting principles; (ii) the ability to apply such principles to the accounting for provisions and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements with a degree of complexity similar to those of Itau Holding, or experience in the supervision of such activities; and (iv) mastery of the rules on internal controls as regards the preparation of financial statements.

     7.1. The knowledge referred to in item 7 above should have been acquired through academic learning and proven professional experience in the areas of: (i) accounting; (ii) auditing; or (iii) business administration.

8. The Administrative Council will define the remuneration of Committee members as well as the budget for covering the Committee's operating expenses, which will include provisions for hiring external specialists to assist the Committee in the fulfillment of its attributes.

                                 II - Functions

9. The President will convene the Committee a minimum of four times per year, circulating the agenda for each meeting.

     9.1. The Committee will decide by a majority of votes.

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 3


     9.2. In addition to its ordinary meetings, the Committee will schedule quarterly meetings with directors of the Itau Financial Conglomerate, the internal audit and the external auditors to verify that its recommendations are being carried out or that clarifications are being provided for the issues it has raised, including issues relating to the planning process for the audit schedule and the availability of sufficient resources to perform such audits, as well as any other topics considered relevant.

          9.2.1. The meetings referred to in item 9.2 will precede the meetings with the Administrative Council provided for in item 13, sub-item "u" of the Regulations.

     9.3. The Committee may meet with any member of the Board of Directors of the Itau Financial Conglomerate whenever it deems necessary.

10. The Committee, by majority vote, may request the presence of any employee or manager of any of the entities comprising the Itau Financial Conglomerate, for the purpose of providing clarification, by giving prior notice, not less than ten days in advance, to the President of the entity.

11.  Minutes of the Committee meetings will be drawn up.

     11.1. Copies of the minutes will be circulated to the participants in the meeting and to Committee members and will be submitted to the President of the Administrative Council, to the President of Itau Holding and, where appropriate, to the presidents of the entities directly controlled by Itau Holding, before being filed at the head office of Itau Holding.

12. The Director of the Audit Department of Banco Itau S.A. will act as secretary to the Committee meetings, without the right to vote. In his absence, the Director of the Risk Control and Operating Support Department of Banco Itau S.A. will act as secretary to the meetings.

                          III - Areas of Responsibility

13. It will be the Committee's responsibility to concern itself with (i) the quality and integrity of the financial statements of the Itau Financial Conglomerate; (ii) compliance with legal and regulatory requirements; (iii) the activities, the independence and the quality of the work performed by the external auditors of the Itau Financial Conglomerate; (iv) the activities and the quality of the work performed by the internal audit of the Itau Financial Conglomerate; and (v) the quality and efficiency of the internal control and risk management systems of the Itau Financial Conglomerate, and to be responsible for executing the following activities:

     a. to establish whatever procedures are needed for its activities to achieve its objectives;

     b. to recommend to the administrative councils or, in their absence, the boards of directors of the Itau Financial Conglomerate, the auditing companies to be hired, in Brazil and abroad, as well as their respective fees and rotations;

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 4

     c. to revise the semi-annual and annual financial statements of the Itau Financial Conglomerate, prior to publication, as well as the notes to the statements, the management reports, the opinions of the external auditors and the operating management analysis reports;

     d. to supervise the activities of the internal audit well as those of the external auditors of the Itau Financial Conglomerate, in order to evaluate their efficacy and ensure compliance with legal, regulatory and internal requirements;

     e. to approve any hiring as employees or service providers of professionals that have worked for the external auditors who provide or may have provided audit services to the Itau Financial Conglomerate over the previous twelve months;

     f. to establish each year the policy as regards hiring other services that may be provided by the external auditors that are auditing the financial statements of the Itau Financial Conglomerate, and to draw up a list of those services that do not require the prior approval of the Committee;

     g. to establish and internally communicate the procedures for receiving and handling information concerning material errors or fraud regarding accounting, audit and internal controls, as well as any failure to comply with legal or regulatory requirements or internal norms, including concrete measures to protect informants, such as anonymity and confidentiality of information;

     h. to make recommendations to the boards of directors of the Itau Financial Conglomerate for correcting or improving policies, practices and procedures that fall within the Committee's attributes;

     i. to verify that the recommendations made by the external auditors, by the Itau Financial Conglomerate's internal audit and by the Committee itself are being implemented;

     j. to discuss each year with the Itau Financial Conglomerate's external auditors a report on: (i) the internal quality control procedures of such audit companies; (ii) the effective independence of such external auditors; (iii) peer reviews of quality; (iv) any outstanding issues with government authorities or regulators; and (v) the full range of the relations between the external auditors and the Itau Financial Conglomerate;

     k. to review the principal policies, practices and accounting principles employed by the Itau Financial Conglomerate to prepare its financial statements, as well as any material alterations in the way such policies, practices and principles are chosen or applied;

     l. to review, in the light of generally accepted accounting principles, alternative forms of accounting treatment of financial information, including off-balance sheet structures, pro-forma or adjusted financial information, their effect on the financial statements, the criteria used for their disclosure and any accounting treatment recommended by the Itau Financial Conglomerate's external auditors;

     m. to settle any disagreements between the external auditors and the Itau Financial Conglomerate;

     n. to review, jointly with the boards of directors of the Itau Financial Conglomerate, their internal audit and the external auditors, the scope and the planning of the audit activities to be undertaken and the human resources to be allocated to audit activities;

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5

     o. to examine the activities, organization, responsibilities, planning, results, budgets and employee qualifications of the internal audit of the Itau Financial Conglomerate;

     p. to make recommendations concerning the selection, hiring, substitution or dismissal of those responsible for the internal audit of the Itau Financial Conglomerate;

     q. to discuss with the boards of directors of the Itau Financial Conglomerate any material pending issues with or inspections by government authorities or regulators, including those relating to audit issues and the measures taken to cure them;

     r. to analyze the policies used to measure and manage the risks run by the Itau Financial Conglomerate;

     s. to meet with the administrative councils, the fiscal councils and the boards of directors of the Itau Financial Conglomerate, at their request or at the initiative of the Committee itself, to discuss policies, practices and procedures relating to the discharging of the Committee's responsibilities;

     t. to report its activities and communicate, in the person of the Chairman, to the Administrative Council any relevant issues, at the meetings held to approve the quarterly statements;

     u. to keep current with the activities of the governmental banking supervision and inspection organs; and

     v. to exercise whatever other functions and practice whatever other acts may be necessary to comply with its responsibilities.

14. The Committee is empowered to hire outside specialists, respecting the integrity and confidentiality of their activities.

     14.1 The hiring of outside specialists does not exonerate the Committee from its responsibilities.

15. The Committee, on its own or jointly with the Itau Financial Conglomerate's external auditors, is obliged to formally communicate to BACEN, within three working days of identification, any existence or indications of: (i) any failure to comply with legal or regulatory requirements that could endanger the operations of any of the entities comprising the Itau Financial Conglomerate; (ii) fraud, irrespective of size, perpetrated by management of any of the entities comprising the Itau Financial Conglomerate; (iii) material fraud perpetrated by employees of any of the entities comprising the Itau Financial Conglomerate; and (iv) any errors resulting in material incorrectness of the financial statements of any of the entities comprising the Itau Financial Conglomerate.

16. The boards of directors of the Itau Financial Conglomerate will communicate to the Committee and the respective external auditors, within a maximum of 24 hours, the discovery of any of the events referred to in item 15, according to procedures to be established by the Committee.

17. The Committee will be supplied on a regular basis with reports prepared by the external auditors and the internal audit of the Itau Financial Conglomerate concerning their procedures and compliance with the pertinent laws and regulations.

18. When monitoring the internal control and risk management systems of the Itau Financial Conglomerate, the Committee will take into account: (i) how efficiently resources are used

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6

     and controls put into place to protect the entities of the Itau Financial Conglomerate against losses from the risks inherent in their respective activities; (ii) reports on the adequacy of procedures generating information flows and supporting decision-taking; and (iii) the extent to which the operations and the transactions of the Itau Financial Conglomerate comply with existing legislation, regulations and respective policies.

19. At the end of each six-month period, on June 30 and December 31, the Committee will prepare an Audit Committee report, containing the following information: (i) its activities during the respective period, including an analysis of the efficiency of such activities; (ii) an evaluation of how effective the Itau Financial Conglomerate's internal control and risk management systems are, identifying any deficiencies; (iii) a summary of the recommendations made to the boards of directors of the Itau Financial
     Conglomerate, identifying which                                      were
     not implemented and why not; (iv) an evaluation of the efficacy of the activities of the Itau Financial Conglomerate's external auditors and internal audit, covering compliance with legal and regulatory requirements as well as with the Itau Financial Conglomerate's internal norms, and pointing out any deficiencies; and (v) an evaluation of the Itau Financial Conglomerate's financial statements, with emphasis on compliance with Brazilian accounting practices and the norms issued by BACEN, and pointing out any deficiencies ("Audit Committee Report").

20. A summary of the Audit Committee Report, bearing its principal conclusions, will be published together with the Itau Financial Conglomerate's semi-annual interim and annual financial statements.

21. The Audit Committee Reports will be available to BACEN and to the Administrative Council for a minimum of five years after publication."

         There being no other matters on the agenda, the President determined that the minutes should be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2, 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Counselors.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met on August 2, 2004, at 4.30 p.m., at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, for the purpose of approving the internal regulations of the International Advisory Council, pursuant to articles 11, 11.2 of its articles of association.

         After discussion of the issue, a vote was taken and the Counselors voted unanimously to approve the following

                               "REGULATIONS OF THE
                         INTERNATIONAL ADVISORY COUNCIL

These regulations establish the operating rules for the INTERNATIONAL ADVISORY COUNCIL (hereafter Council)of BANCO ITAU HOLDING FINANCEIRA S.A. (hereafter Itau Holding).

                                 I - OBJECTIVES

1. The objective of the council is to evaluate the prospects for the world economy and the adoption of internationally accepted codes and standards, especially as regards monetary and financial policy, corporate governance, capital markets, payments systems and money laundering, in such a way as to contribute towards strengthening the presence of Itau Holdings in the international financial community.

                                II - COMPOSITION

2. The Council will be composed of the President of Itau Holding and between 3 (three) and 20 (twenty) Counselors elected annually by the Administrative Council from its own members, the Board of Directors and persons of acknowledged competence in the field of international finance and economy.

3. The election will be held at the same annual meeting of the Administrative Council as elects the Itau Holding Board of Directors.

4. The President of the Council will be designated by the Administrative Council of Itau Holding.

MEETING OF THE ADMINISTRATIVE COUNCIL OF 8.2.2004 OF
BANCO ITAU HOLDING FINANCEIRA S.A.A                                       Page 2


5. In the event of absence, the President will designate a substitute from the members of the Council.

                                 III - FUNCTIONS

6. The Council will meet a minimum of once a year, as convened by its President, who will circulate the agenda.

7. The meetings may take place in Brazil or abroad, and minutes will be drawn up and registered in a dedicated Minutes Register.

8. Decisions will be taken by majority of votes, the casting vote belonging to the President. Counselors may attend meetings accompanied by an advisor, who will not have the right to vote."

         There being no further items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Conselheiros.




                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ.60.872.504/0001-23                                        NIRE. 35300010230
                            A Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 2, 2004
                                ----------------

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., in a meeting on August 2, 2004, at 5.30 p.m., at its principal place of business, under the presidency of Dr. Olavo Egydio Setubal, decided to nominate Counselor TEREZA CRISTINA GROSSI TOGNI to the Material Information Disclosure Committee, joining Counselors Alcides Lopes Tapias, Alfredo Egydio Arruda Villela Filho and Roberto Teixeira da Costa.

         There being no other items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present and the meeting accordingly declared closed. Sao Paulo-SP, August 2, 2004. (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Counselors.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director